EXHIBIT I Assertion of Management of Prudential Asset Resources, Inc. (a wholly -owned subsidiary of Prudential Mortuage Capital Company, LLC April 12, 2002 As of December 31, 2001 and for the year then ended, Prudential Asset Resources, Inc. and its affiliate sub-servicers (the "Servicer") have complied in all material respects with the minimum servicing standards set forth in its minimum servicing policy (see Schedule A), which were derived from the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP"), relating to mortgage loans held by LaSalle Bank N.A., as Trustee for ROCK Commercial Mortgage Trust 2001-Cl. As of and for this same period, Prudential Asset Resources, Inc. had in effect a fidelity bond and errors and omissions policy each in the amount of $35,000,000. Prudential Mortgage Capital Company 100 Mulberry Street, Gateway Center 4 Newark, NY NYNYNewJersey 07102